March 8, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:         Brion Thompson, Division of Investment Management

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-07455
Post-Effective Amendment No. 43

Dear Mr. Thompson:

Thank you for your additional telephonic comments on March 3, 2011 to our comment response letter filed on March 2, 2011 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2010. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on March 15, 2011.

Comment 1. With respect to your response to Comment #5, the Staff continues to believe that the fund’s ability to move partially or fully to short-term cash equivalents is not supportive of the fund’s stated investment objective of capital appreciation. The referenced strategy should be considered a temporary defensive position, or in the alternative, an adjustment should be made to the investment objective. (Comment applies to both funds.)

Response 1. We have revised the disclosure concerning the fund’s investment objective to read: “The fund has an investment objective of seeking capital appreciation. In pursuing this objective, the fund maintains an emphasis on preservation of capital.”

We believe that this additional disclosure provides the appropriate level of support for the referenced strategy.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Securities distributed by VP Distributors, Inc.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood

Jennifer Fromm

Securities distributed by VP Distributors, Inc.